Mail Stop 3561

December 19, 2006

Via US Mail and Facsimile

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
   Societe Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

> **Re:** **Quilmes Industrial (Quinsa), Societe Anonyme**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-14278**

Dear Mr.Castelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 61

Tabular Disclosure of Contractual Obligations, page 80

1. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Item 15. Controls and Procedures, page 111

2. You state that your "controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities." In future filings, when you define disclosure controls and procedures, please include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please revise to state, if true, whether your controls and procedures are designed to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Further, please state, if true, whether your controls and procedures are designed to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure" and whether your disclosure controls and procedures were effective to meet these objectives. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

3. Please revise your disclosure and tell us if your officers concluded that disclosure controls and procedures were effective "as of the end of the period covered by the report." Refer to Section II.F.3. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 17. Financial Statements, page F-1

Note 2. Summary of significant accounting policies, page F-9

Employee benefits, page F-13

4. Please tell us what consideration you gave to providing all of the disclosures required by IAS 19. As applicable, show us what your disclosure will look like revised.

Note 8. Intangible assets, page F-27

5. In future filings please expand and clarify your disclosure to indicate if the trademarks and licenses were acquired through business combinations or acquired separately. See IAS 38, paragraph 118(e).

Note 25. Income tax expense, page F-38

6. Please expand your disclosure in future filings to provide all of the applicable disclosure required by IAS 12. In this regard, please explain the changes in the applicable tax rates compared to the previous accounting period and explain the difference between the weighted average effective tax rate and the effective tax rates. Please also discuss the impact of any significant changes due to changes in tax rates or profits earned in different jurisdictions. Please show us what your disclosure will look like revised in future filings.

Note 31. Summary of the Quinsa group of companies, page F-40

7. We note the inclusion of Quilmes Industrial S.A. in the list of foreign controlled and affiliated subsidiaries and the company's 8.92% economic interest. We assume the entity is consolidated since it has not been identified as being accounted for by the equity method. Please advise us of the specific factors you considered in determining consolidation was appropriate.

Note 34. Reconciliation of net income and shareholders' equity to US GAAP, page F-43

8. Please clarify the differences in basis relating to purchase accounting described in Note 34.e. Based on the reconciliation of LUX GAAP to IFRS on page F-17 there is no difference and the purchase method of accounting is disclosed as being used under both US GAAP and LUX GAAP. As such, the significant reconciling item in equity is not readily apparent. If the difference relates to the application of the purchase method that existed between US GAAP and LUX GAAP, please

clarify that fact and provide a summary of the amounts and purchase accounting differences that comprise the adjustment to equity. Please show us what your disclosure will look like revised.

9. We note the difference between IFRS and US GAAP related to the acquisition of the minority interest in the Company's subsidiary QI(B) from BAC arises due to BAC being a controlling shareholder of the Company. Please refer us to the US GAAP literature you relied upon in accounting for the acquisition of the minority interest.

* * * * *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief